January 31, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Russell Mancuso and Tim Buchmiller

Re:	Blink Charging Co. (the “Company”)
Filed on Form S-1
Registration No. 333-214461

Dear Mr. Mancuso and Mr. Buchmiller:

Reference is made to our letter, filed as correspondence via EDGAR on January 30, 2018, in which we, as representatives of the several underwriters, requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, January 31, 2018, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Joseph Gunnar & Co., LLC
Acting As Representative of the several Underwriters

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking/Underwritings

\